UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 29, 2015
____________________

CollabRx, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-35141
(Commission File Number)

68-0370244
(I.R.S. Employer Identification No.)

44 Montgomery Street, Suite 800
San Francisco, CA 94104-4811
 (Address of Principal Executive Offices)

(415) 248-5350
 (Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	REGULATION FD DISCLOSURE

In connection with the contemplated merger transaction (the “Merger”) between CollabRx, Inc. (“CollabRx”) and Medytox Solutions, Inc. (“Medytox”), CollabRx and Medytox have prepared an investor presentation, a copy of which is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K is being furnished under Item 7.01 and shall not deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

 This Form 8-K, including the investor presentation, contains “forward-looking statements” within the meaning of the safe harbor provisions of the federal securities laws. These statements are based on CollabRx’s expectations and involve risks and uncertainties that could cause CollabRx’s actual results to differ materially from those set forth in the statements. These risks are discussed in CollabRx’s filings with the Securities and Exchange Commission (“SEC”), including an extensive discussion of these risks in CollabRx’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015. Such forward-looking statements speak only as of the date they are made, and CollabRx undertakes no obligation to update or revise any forward-looking statement, except as required by law. If CollabRx does update any forward-looking statement, no inference should be drawn that it will make additional updates with respect to that statement or any other forward-looking statements.

Participants in Solicitation

Medytox, CollabRx, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from Medytox and CollabRx stockholders with respect to the Merger. Information about Medytox’s directors and executive officers is available in Medytox’s proxy statement for its Annual Meeting of stockholders to be held on August 6, 2015. Information about CollabRx’s directors and executive officers is available in CollabRx's annual report on Form 10-K for the fiscal year ended March 31, 2015. Additional information about the interests of potential participants is included in the registration statement and proxy statement and other materials filed with the Securities and Exchange Commission (the “SEC”). These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to Medytox’s Investors page on its corporate website at www.medytoxsolutionsinc.com or by going to CollabRx's Investors page on its corporate website at www.collabrx.com.

Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CollabRx has filed a registration statement on Form S-4, including a joint proxy statement of CollabRx and Medytox, and other materials with the SEC in connection with the Merger. CollabRx urges investors to read these documents because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Medytox and CollabRx, at www.sec.gov, the SEC’s website or by going to Medytox's Investors page on its corporate website at www.medytoxsolutionsinc.com or by going to CollabRx’s Investors page on its corporate website at www.collabrx.com."

Item 8.01 Other Events

Presentation

On July 29, 2015, CollabRx and Medytox issued a joint investor presentation regarding the Merger. A copy of the presentation is attached hereto as Exhibit 99.1 and is hereby incorporated into this report by reference.

Item 9.01.	Exhibits.
99.1	Investor presentation (Pre-merger)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2015	COLLABRX, INC.

	By:	/s/ Thomas R. Mika
	Name: Title:	Thomas R. Mika President & Chief Executive Officer